Mail Stop 4561

December 5, 2007

Frank Shing
Chief Financial Officer
Bluepoint Linux Software Corp.
4F., Xinyang Building, Bagua 4th Road
Shenzhen, Guangdong 518029
People's Republic of China

Re: **Bluepoint Linux Software Corp.**
        Form 8-K filed December 5, 2007
        File No. 000-50813

Dear Mr. Shing:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 5, 2007

1.   Amend Item 4.01(a) of your Form 8-K to cover the interim period from the date of the last audited financial statements to December 3, 2007, the date of dismissal, resignation or declination with respect to your disclosures regarding disagreements with former accountants pursuant to Item 304(a)(1)(iv) of Regulation S-B.

2. Additionally, we note your disclosure that the letter from your former accountant dated December 3, 2008 is filed as Exhibit 16.1. However, it does not appear that you filed the Exhibit 16.1 on Edgar. Amend your Form 8-K to include the required letter from the former accountant.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

Sincerely,

Melissa Feider
Staff Accountant